UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 12 Pages

1	Name of Reporting Persons. LSP Penn Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 12 Pages

1	Name of Reporting Persons. LSP Penn Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 12 Pages

1	Name of Reporting Persons. LS Power Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 12 Pages

1	Name of Reporting Persons. LS Power Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 12 Pages

1	Name of Reporting Persons. Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 7 of 12 Pages

1	Name of Reporting Persons. Luminus Asset Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 12 Pages

1	Name of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 12 Pages

1	Name of Reporting Persons. LPCO Investments S.a.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 16,136,700
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,136,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,136,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 12 Pages

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D initially filed on June 27, 2007 (the “Original Filing”) and amended on October 23, 2007 and December 7, 2007 by the Reporting Persons relating to the Common Shares, no par value (the “Shares”), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment, Amendment No. 1, or Amendment No. 2. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On December 10, 2007 the Reporting Persons submitted a letter to the board of directors of TransAlta Corporation which included four Shareholder Proposals relating to:

(i) Amending the articles to fix the number of directors at 11 and to provide for cumulative voting;

(ii) Notification of its intent to nominate up to 5 directors to be named at or prior to the 2008 shareholder meeting in addition to or as replacement of existing directors;

(iii) Limiting the ability of certain members of senior management to serve on the board of any financial services firm that also provides financial and advisory services to the company and to retain an independent investment bank to perform a review of strategic alternatives for the company.

(iv) Requiring the Company to disclose in its Proxy Circular on an annual basis certain information relating to the retention of and compensation arrangements with consultants and advisors that provide services to the Company during the year.

On December 11, 2007 the Board Chair responded in writing to confirm receipt of the proposals and stated that the board will review them to determine whether they will be included in the management proxy circular.

CUSIP No. 89346D107	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007

LSP Penn Holdings, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LSP Penn Holdings II, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners II, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

CUSIP No. 89346D107	13D	Page 12 of 12 Pages

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LPCO Investments S.à.r.l.

By:	/s/ Catherine Koch
Name:	Catherine Koch
Title:	Manager of Domels S.à.r.l., Manager of LPCO, represented by Catherine Koch

By:	/s/ Benoit Chapellier
Name:	Benoit Chapellier
Title:	Manager of Domels S.à.r.l., Manager of LPCO, represented by Benoit Chapellier